NEWS RELEASE

April 22, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

REVIEW OF ALMADEN’S GOLD PROJECTS

Almaden Minerals Ltd. (AMM:TSX; AAU:NYSE AMEX) wishes to provide a review and summary of its gold exploration projects worldwide. At present Almaden holds an undivided 100% interest in 24 gold projects in Mexico, Canada and the United States including the Elk gold deposit in British Columbia where the company has defined a 43-101 compliant resource. Almaden has recently completed surface work programs on its new Realito, Caldera and Carretera projects in Mexico. Work will commence shortly on the company’s Lajas project also in Mexico. Through its grass roots exploration efforts the company has assembled these land positions and projects in anticipation of better gold prices which prevail today. While these properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold deposits. At present three of these projects are optioned to third parties who have the right to acquire an interest from Almaden through making certain payments and exploration expenditures. One project is held in a joint venture and royalty interests are held in 3 others. Almaden will continue its business model of developing properties and seeking option agreements with others who can acquire an interest in the projects through making exploration expenditures.

Some of the Company’s current active projects are outlined below.

Mexican Projects:

Bufa Project

Lincoln Gold Corp. (“Lincoln”) has an option to earn a 60% interest from Almaden in this project. A program of diamond drilling was operated by Lincoln in 2008 consisting of 12 holes totalling 4,500 meters. Highlights from this program included 2.5 meters of 4.12 g/t gold and 281 g/t silver in LBDDH-001 and 1.5 meters of 10.7 g/t gold and 516 g/t silver in LBDDH-003 as reported by Lincoln.

Caballo Blanco, Veracruz

Canadian Gold Hunter (“CGH”) has an option to earn a 70% interest in the Caballo Blanco project from Almaden. CGH is the operator on the project. CGH reported (see Almaden news release of September 23rd, 2008) that the Cerro la Paila area gold-bearing silica breccias have now been traced by surface sampling and diamond drilling over a north-south distance of 750 metres and up to about 350 metres in an east-west direction. The gold-bearing breccias are up to 150 metres thick; however on many sections the drill holes were abandoned in mineralized silica breccia and the depth extent of the mineralization is not known. The best hole drilled at Cerro la Paila is 08CBN-004, which intersected 94.5 metres grading 2.09 g/t gold.

Caldera, Puebla

This gold project was discovered during a reconnaissance program in 2007. Claims were acquired and titled in 2008. The property covers an area of alteration interpreted to represent a high sulphidation gold system and similar to the company’s Caballo Blanco project in nearby Veracruz state. A large sampling program is being carried out in this spring..

Campanario, Oaxaca

The 100% owned Campanario project is located in Oaxaca State and was acquired through staking by Almaden. The project covers a large area of brecciation interpreted to be hydrothermal in origin. Fragments in the breccia are heterolithic and include variably altered clasts and vein material. Feldspar phenocrysts of many of the fragments are adularised and the breccia is crosscut by several episodes of quartz-sulphide veining. A part of the breccia system, which forms a conical ridge, may represent a diatreme-type body. In this area past sampling by Almaden has returned significant gold grades including 18 rock-chip samples of subcrop and float that ranged from 0.007 to 3.59 g/t gold and averaged 0.41 g/t gold. A preliminary four line soil sampling program was carried out on 100 meter spaced lines with samples taken every 25 meters. The samples returned gold values from 10 to 525 ppb gold, averaging 65 ppb gold. Almaden plans a work program on the Campanario project consisting of mapping and sampling.

Carretera

Almaden’s 100% owned and optioned claims of this project cover an area of banded quartz veining thought to represent the upper reaches of an epithermal vein system. Initial surface sampling of this area was completed in March. Earlier in 2009 an IP and soil sampling survey was carried out which defined the vein system for the later surface sampling program. Fifteen grab samples samples of banded quartz vein material taken over one kilometre of strike length ranged from 0.027 g/t to 104 g/t gold, averaging 9.3 g/t gold. Four samples returned gold values better than 8 g/t gold. Silver values ranged from 0.5 to 529 g/t and averaged 59 g/t silver. Further sampling is currently underway.

Fuego, Oaxaca

The 100% Almaden owned Fuego project was drilled by a past partner in 2006. This drill program returned important gold and silver values in a newly identified epithermal vein system (see Almaden news release of June 13, 2008). Drill intersections included 0.39 meters of 4.26 g/t gold and 100 g/t silver and 2.66 meters of 1.1 g/t gold and 68.5 g/t silver. Almaden plans a mapping and sampling program for the winter field season to better define targets for future drilling. Assays reported from this drill program were analysed at ALS Chemex Laboratories of North Vancouver using industry standard fire assay and ICP methodologies. A quality control program was employed which consisted of the insertion of blanks, standards and field duplicates into the sample stream.

Lajas, San Luis Potosi

Almaden has recently staked this area where outcropping quartz veins were identified in a regional exploration program. Three reconnaissance rock grab and chip samples taken by Almaden returned an average of 3.2 g/t gold and a high of 9.3 g/t gold over 0.3 meters. A work program of surface sampling is planned for May, 2009.

Matehuapil Project

Apex Silver Mines Ltd. (“Apex Silver”) has an option to acquire a 60% interest in the Matehuapil project from Almaden which holds a 100% interest in the project subject to a NSR royalty payable to the Mexican government. Apex Silver has informed Almaden that it has conducted surface work on the property. Almaden will receive of technical data from Apex Silver resulting from their work programs of 2008 in an annual report. Almaden will provide on these results when a report is received.

San Pablo, Nayarit

Almaden holds several claims in this area of Nayarit and is currently acquiring a larger area through staking. Almaden sampling of an outcropping quartz stock work vein zone on the property returned 21.8 meters averaging 3 g/t gold including 7.4 meters averaging 7.4 g/t gold. Almaden plans more extensive surface sampling as soon as the additional claims have been acquired.

Realito Project

This 100% Almaden owned project is located in Sonora State, Mexico. Claims staked by Almaden cover an area of hill forming an intensely argillic altered and silicified volcanic and intrusive rocks interpreted by to represent a porphyry copper lithocap. A rock, soil and stream sediment sampling program has been completed. Results have been received from the first phase of this program. A resistive ridge of silicified volcanic rock was identified and preliminary sampling has returned grab samples to 0.4 g/t gold. In this same area 750 meters of 50 meter spaced soil sampled returned an average of 100 ppb gold and up to 0.4 g/t gold. Recent rock chip sampling of the silicified zone and related argillic alteration returned gold values from below detection to 0.5 g/t gold. Further mapping and soil and rock-chip sampling is planned for May, 2009.

San Carlos Project

The 100% Almaden owned San Carlos Project is located in northern Mexico about three hours south of Monterrey City in Tamaulipas State. Almaden has had two past partners explore this project. The results of this work have defined a large intrusion hosted copper-gold porphyry system associated with peripheral skarns developed in carbonate rocks. In July and August of 2008 Almaden completed a grid based soil sampling, ground magnetics and IP geophysical program. This work has outlined a new area of anomalous geophysical responses and copper, gold and molybdenum in soil geochemistry now named the Lupe zone which has been traced for over 1 kilometre along strike. Within the Lupe zone gold in soil samples range from 0.0055 to 0.64 g/t gold (averaging 0.068 g/t gold), 79.3 ppm to 15,221 ppm (1.5%) copper (averaging 1,095 ppm copper), 0.1 to 7.6 ppm silver (averaging 1.1 ppm silver) and 0.6 to 73.3 ppm molybdenum (averaging 6.5 ppm molybdenum). The Lupe zone soil anomaly occurs on top and along the flanks of a ridge which is underlain by a discrete chargeability anomaly interpreted to reflect elevated sulphides. The anomaly is at least 200 meters wide, spanning across five two hundred meter lines surveyed with IP geophysics. On one line eight consecutive 50 meter spaced soil samples over 400 meters ranged from 621 ppm to 3690 ppm copper (3.7% copper) and averaged 1331 ppm copper (0.13% copper). These same samples ranged from 19.6 ppb to 100 ppb gold, averaging 56 ppb gold. In 2003 a past partner drilled three holes located peripheral to this target area but the target itself has never been drill tested. Results from the past drilling included 245.27 meters of 0.04% Cu and 0.008% Mo, and 12 meters of 0.11% Cu in a separate hole. Assays reported from this drill program were analysed at Acme Analytical Laboratories of Vancouver using industry standard fire assay and ICP methodologies. Recently a follow-up prospecting and sampling program was carried out in this area which is heavily covered with vegetation. This work identified an historic mining working developed in argillic altered and quartz-veined intrusive rocks. A grab sample of material from this area returned 6.39 g/t gold, 88 g/t silver and 7.43% copper. The company plans a follow-up prospecting program in this area in May in order to better define the surface extent of mineralisation.

US Projects:

Black Mountain, Utah

This early stage project in western Utah consisting of acid sulphate alteration consistent with a high sulphidation system was acquired by staking. A preliminary work program is planned in the summer of 2009.

Paradise Valley, Nevada

Like Black Mountain, this early stage project in western Utah consisting of acid sulphate alteration consistent with a high sulphidation system was acquired by staking. It is located near the past producing Paradise Peak high sulphidation gold deposit. A preliminary work program is planned in the summer of 2009.

Willow, Nevada

Almaden completed work program of geologic and alteration mapping, rock sampling, soil sampling and stream sediment sampling in the autumn of 2008. Mapping outlined a roughly 2 by 2 kilometer area of intense hydrothermal alteration characterised by minerals and features typical of high sulphidation epithermal systems including silicification and brecciation, alunite, kaolinite and dickite. In this area 174 rock samples have been taken with results ranging from 0.005 to 0.29 g/t gold. Soil sampling was conducted on a 200 by 50 meter grid. The 1,297 soil samples collected returned gold values from below detection up to 1.2 g/t gold and averaging .024 g/t gold (24 ppb gold). Several significant areas of greater than 0.1 g/t gold were outlined in this soil sampling program. Stream sediment samples were also taken and returned values from 0.002 g/t gold to a high of 3.4 g/t gold and averaging 0.041 g/t gold (41 ppb). These geochemical results are considered extremely important, and with the hydrothermal alteration, are interpreted to be indicative with top of a well mineralised high sulphidation gold system. Almaden plans further work to define drill targets for permitting in 2009.

Canadian Projects:

Elk, BC

The 100% owned Elk Gold Project is located 45 kilometers southeast of Merrit, in southern British Columbia, Canada. The property has excellent infrastructure; a four-lane highway crosses at the northern portion of the claim group and major power lines are located within 20 kilometers. The property has been extensively explored by soil geochemical surveys, trenching and diamond drilling from 1987 to 2007. Several zones of gold bearing mesothermal quartz veins have been found to date. The Siwash North Vein system consisting of the B, C, X and WD veins zones has had the most work to date and a 43-101 compliant resource has been developed through drilling on the B and WD vein zones. The deposit is known for its very high gold grades. In the 1990s, 51,750 ounces of gold were produced from 18,400 tons of quartz vein ore extracted from the B vein system in open pit and underground test mining operations. In 2007 a resource estimate incorporating the 2006 diamond drilling results was calculated using the industry standard geostatistical estimation methodology, kriging. It includes assays from 487 surface and 301 underground diamond drill holes, totaling more than 79,873 meters of core.  Drill sections are 10m to 50 m apart, with holes spaced on average between 15m and 25m. More than 8,000 individual gold assays and analyses, with an minimum interval length of 0.5m, were used to develop the mineral resource estimate. Gold assays were examined using graphical and statistical techniques and as a result capped at 302 g/t gold (8.8 oz/t gold).  A total of 12 assays were capped. Please see December 11th, 2007 news release for more details.

Merit Project, BC

This 100% owned project covers veins outcropping intermittently along a strike length of 2,700 metres and is highlighted by two segments of exposed alteration and mineralization called Discovery Hill and Sullivan's Ridge zones. During the field seasons of 2004 and 2005 an initial property evaluation of the Merit Property was carried out by Almaden. The program included prospecting and reconnaissance rock sampling, soil sampling, geological mapping and hand trenching on two of the three mineral zones identified to date. Highlights of this work include average gold analyses of 965 ppb (0.97 g/t) from all 115 reconnaissance rock samples, with values up to 7.9 g/t gold, and three contiguous channel samples which average 7.2 g/t gold across a 1.8 meter true width section of outcropping quartz veining and altered host rock exposed by trenching in the main (Sullivan Ridge) zone. The property was optioned to a third party who failed to complete any further work on the project. This option has now been terminated and discussions have been held with potential new partners.

Skoonka Creek, BC

Exploration of the Skoonka Creek property is conducted under a joint venture arrangement with Almaden Minerals Ltd. (“Almaden”). Strongbow Exploration Inc. (“Strongbow”) owns 51% of the joint venture and is the project operator. The last program completed on the property was a 3,144 m drilling program in 2007. Drilling tested the Deadwood (6 holes), Backburn (4 holes), Ember (2 holes) and JJ (1 hole) showings. Moderate to strong zones of silicification and clay alteration were identified in the drill holes testing the Deadwood showing, with mineralized intervals ranging from 0.82 m to16.26 m in width, with grades ranging from 0.42 g/t Au to 6.43 g/t Au.

Nicoamen River, BC

This 100% owned was identified and staked by Almaden after a Company crew found mineralized gold bearing quartz float with epithermal textures. Exploration to date has consisted of soil sampling, prospecting and reconnaissance rock sampling as well as limited hand trenching and geologic mapping. This work identified a zone of quartz vein float exhibiting epithermal textures. Twelve grab samples of quartz vein float collected in 2004 and 2005 returned gold analyses ranging from 0.25 to 64.87 grams per tonne (“g/t”) gold.
Six soil samples collected at 25-metre spacing over a 130-metre long alteration zone exposed in an old roadcut have yielded anomalous gold values of 26 to 94 ppb. Five grab samples of angular quartz vein rubble collected along the base of this zone have returned gold analyses ranging from 257 ppb to 1604 ppb, with an average value of 739 ppb (0.74 g/t Au). Almaden optioned the project to a third party who failed to complete work on the project as required in 2008. This agreement has been terminated and Almaden seeks a new partner. Prospecting and sampling is planned in the summer of 2009.

Morgan J. Poliquin, P. Eng., the President and COO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. With respect to work carried out by Almaden’s partners, readers are referred to the relevant past Almaden news releases to see detailed quality control information employed by the respective operating partner company.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Amex have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.